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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------


                               (AMENDMENT NO. 3)


                            SWISS ARMY BRANDS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            ------------------------

                             SABI ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                                 VICTORINOX AG
                              CHARLES ELSENER, SR.

                              CHARLES ELSENER, JR.


                                 EDUARD ELSENER

                      (NAME OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   870827102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              CHARLES ELSENER, SR.
        CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF VICTORINOX
                                 VICTORINOX AG
                            SCHMIEDGASSE 57, CH-6438
                           IBACH-SCHWYZ, SWITZERLAND
                                41 41 81 81 211
                            ------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                    COPY TO:
                              CLAUDE A. BAUM, ESQ.
                       BROWN RUDNICK BERLACK ISRAELS LLP
                              120 WEST 45TH STREET
                               NEW YORK, NY 10036
                           TELEPHONE: (212) 704-0100
                            ------------------------
                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                     $32,095,854                                             $2,952.82
-------------------------------------------------------------------------------------------------------------
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

* Estimated for purposes of calculating the filing fee. Calculated by multiplying $9.00, the per share tender offer price, by 3,566,206, the sum of
   (i) 2,666,706 currently outstanding shares of common stock of Swiss Army Brands, Inc. and (ii) outstanding options with an exercise price of less than $9.00 with respect to 899,500 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        AMOUNT PREVIOUSLY PAID: $2,952.82
        FORM OR REGISTRATION NO.: SCHEDULE TO
        FILING PARTY: VICTORINOX AG AND SABI ACQUISITION CORP.
        DATE FILED: JULY 23, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
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


     This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated July 23, 2002 (as amended and supplemented, the "Schedule TO") related to the third party offer (the "Offer") by SABI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Victorinox AG, a corporation organized under the laws of Switzerland ("Victorinox"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Swiss Army Brands, Inc., a Delaware corporation (the "Company"), for $9.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal", which together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.



     All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. The item numbers below correspond to the instructions to Schedule TO.



ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.



     Item 3(a) is amended and supplemented as follows:


     (a)  Name and Address.


     This Schedule TO is filed by Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener (the "Filing Persons"). The name, business address and business telephone number of each of the Filing Persons is:
Schmiedgasse 57, CH-6438, Ibach-Schwyz, Switzerland, 41 41 81 81 211.



ITEM 11.  ADDITIONAL INFORMATION.



     The full text of the press release issued by Victorinox on August 20, 2002, announcing the extension of the Offer is filed as exhibit (a)(5)(E) hereto.



     Based on a report from American Stock Transfer & Trust Company, that as of the close of business on August 19, 2002, 2,437,891 Shares had been validly tendered and not withdrawn.



ITEM 12.  EXHIBITS.



     1. Exhibit (a)(1)(A) of the Schedule TO, the Offer to Purchase, is hereby refiled as amended and supplemented as follows:



     Sections I, II and IV of Special Factors are hereby amended and supplemented as follows:



I.  BACKGROUND OF VICTORINOX'S INVESTMENT IN THE COMPANY



     The Company is the exclusive distributor in the United States, Canada (with one minor exception for cutlery) and the Caribbean of the following products manufactured by Victorinox: Victorinox(R) original Swiss Army(TM) knife, SwissTool(TM), SwissCard(R), Victorinox(R) cutlery and Victorinox(R) Swiss-made watches. Approximately half of the Company's revenues for 2000 and 2001 were derived from sales of products supplied to the Company by Victorinox. In addition, Victorinox has granted the Company the right to utilize and sub-license the Victorinox trademarks and the Victorinox Crest design to third parties for Victorinox(R) Travel Gear and Victorinox(R) Apparel.



     The Company, Victorinox's largest single customer, has been distributing Victorinox's products since 1937. Distribution was on a non-exclusive basis for more than 45 years until, as a result of understandings reached on the Company's behalf by Mr. Louis Marx, Jr. and Mr. Stanley R. Rawn, Jr., both now directors of the Company, and Victorinox, the Company became Victorinox's exclusive U.S. distributor of Victorinox(R) original Swiss Army(TM) knives under an agreement dated December 12, 1983 (as subsequently amended, the "U.S. Distribution Agreement"). In 1992 and 1993, Messrs. Marx and Rawn held extensive conversations with Victorinox looking to expand the scope of the Company's exclusive territory. This resulted in the Company obtaining exclusive distribution rights first in Canada, and then in Bermuda and the Caribbean areas, as well as the Company's being granted exclusive U.S., Canadian and Caribbean distribution rights to Victorinox(R) watches. In consideration of the grant of the Canadian distribution rights in 1992, the Company issued to Victorinox 277,066 shares of Common Stock. Prior to this issuance of such shares, Victorinox was not a stockholder of the Company. In consideration for the grant by Victorinox of the Caribbean distribution rights in 1993, the Victorinox(R) watch distribution rights and the acquisition by the Company of Victorinox's 20% interest in a subsidiary of the Company, the Company issued to Victorinox a five-year warrant to purchase 1,000,000 shares of Common Stock. Victorinox exercised the warrant in full in April 1994 at a price per share of $9.75, a discount of $4.25 per share from the then-current market price of Common Stock. These 1,000,000 shares were subsequently sold to Brae Group, Inc. ("Brae") in exchange for shares of the common stock of that corporation. Brae is a corporation of which Victorinox owns slightly less than 50% and which, through ownership of a class of "super voting" stock, is controlled by Mr. Marx.



     From time to time beginning in March 1995 and continuing through October 2001, Victorinox purchased shares of the Company's Common Stock in open market transactions. These transactions, which are more fully described below, were made for investment purposes only and were not entered into for the purpose of affecting the Company's management or operations in any manner. The purchases were not made according to any pre-set plan or program; rather Victorinox bought the stock only when shares became available at prices that were deemed by Charles Elsener, Sr. and Charles Elsener, Jr. to be favorable at the time.



     During the period of March 3, 1995 through April 4, 1995, Victorinox purchased a total of 675,000 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $7,432,228.20 paid in cash from Victorinox's working capital.



     On April 6, 1995, Victorinox purchased a total of 115,000 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $1,264,945 paid in cash from Victorinox's working capital.



     In June 1996, Victorinox purchased a total of 118,200 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $1,414,001 paid in cash from Victorinox's working capital.



     During the period of June 17, 1996 through October 23, 1996, Victorinox purchased a total of 88,300 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $1,157,475 paid in cash from Victorinox's working capital.



     During the period of October 17, 1997 through November 4, 1997, Victorinox purchased a total of 717,500 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $7,651,719 paid in cash from Victorinox's working capital.



     During the period of November 17, 1997 through December 22, 1997, Victorinox purchased a total of 226,000 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $2,351,937.50 paid in cash from Victorinox's working capital.



     During the period of October 18, 1998 through November 3, 1998, Victorinox purchased a total of 113,500 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $1,193,062.50 paid in cash from Victorinox's working capital.



     During the period of December 9, 1998 through April 16, 1999, Victorinox purchased a total of 727,200 shares of Common Stock in both open market and private transactions for an aggregate purchase price (including brokerage commissions) of $5,898,975 paid in cash from Victorinox's working capital.



     During the period of May 1999 through September 28, 2000, Victorinox purchased a total of 85,200 shares of Common Stock in open market transactions for an aggregate purchase price (including brokerage commissions) of $740,600.45 paid in cash from Victorinox's working capital.



     On November 11, 2000, Victorinox and Brae entered into a letter agreement (the "Private Purchase Agreement") pursuant to which Victorinox agreed to purchase 1,917,900 shares of Common Stock for an aggregate purchase price of $9,589,500. Under the terms of the Private Purchase Agreement, the $9,589,500 aggregate purchase price to be paid by Victorinox for the shares of Common Stock will be paid by the satisfaction of indebtedness owed by Brae to Victorinox.



     In December 2000, Victorinox acquired 1,917,000 shares of Common Stock from Brae in satisfaction of $9,589,500 of indebtedness owed by Brae to Victorinox. As a result of the acquisition of these Shares, Victorinox acquired a majority equity interest in the Company. See Section VI.



     During the period of January 2001 through March 2001, Victorinox purchased:
(i) 40,000 shares of Common Stock in an open market transaction on January 18, 2001 for an aggregate purchase price of $248,000, (ii) 40,800 shares of Common Stock in an open market transaction on March 13, 2001 for an aggregate purchase price of $265,200, and (iii) 1,700 shares of Common Stock in an open market transaction on March 14, 2001 for an aggregate purchase price of $10,518.75. The $523,718.55 aggregate purchase price paid by Victorinox for the shares was paid in cash from Victorinox's working capital.



     During the period of April 2001 through June 2001, Victorinox purchased:
(i) 15,000 shares of Common Stock in an open market transaction on April 20, 2001 for an aggregate purchase price of $95,700, (ii) 17,500 shares of Common Stock in an open market transaction on May 1, 2001 for an aggregate purchase price of $110,950, (iii) 25,000 shares of Common Stock in an open market transaction on May 29, 2001 for an aggregate purchase price of $165,500, and
(iv) 30,000 shares of Common Stock in an open market transaction on June 27, 2001 for an aggregate purchase price of $201,000. The $573,150 aggregate purchase price paid by Victorinox for shares was paid in cash from Victorinox's working capital.



     During the period of August 2001 through September 2001, Victorinox purchased: (i) 15,000 shares of Common Stock in an open market transaction on August 13, 2001 for an aggregate purchase price of $98,250, (ii) 26,000 shares of Common Stock in an open market transaction on September 5, 2001 for an aggregate purchase price of $175,500, (iii) 12,000 shares of Common Stock in an open market transaction on September 5, 2001 for an aggregate purchase price of $83,760, (iv) 17,500 shares of Common Stock in an open market transaction on September 18, 2001 for an aggregate purchase price of $115,850, (v) 1,000 shares of Common Stock in an open market transaction on September 21, 2001 for an aggregate purchase price of $6,380, (vi) 12,500 shares of Common Stock in an open market transaction on September 25, 2001 for an aggregate purchase price of $79,125, (vii) 10,900 shares of Common Stock in an open market transaction on September 26, 2001 for an aggregate purchase price of $66,490, and (viii) 2,500 shares of Common Stock in an open market transaction on September 28, 2001 for an aggregate purchase price of $15,525. The $640,880 aggregate purchase price paid by Victorinox for the shares was paid in cash from Victorinox's working capital.



     On October 5, 2001, Victorinox purchased: (i) 7,600 shares of Common Stock in an open market transaction for an aggregate purchase price of $50,920; and
(ii) on October 10, 2001, 1,100 shares of Common Stock in an open market transaction for an aggregate purchase price of $7,150. The $58,070 aggregate purchase price paid by Victorinox for the shares was paid in cash from Victorinox's working capital.



     On September 14, 2000, Charles Elsener, Sr. purchased 248,205 shares of Common Stock in an open market block trade transaction for an aggregate purchase price of $1,202,243 paid in cash from Charles Elsener, Sr.'s personal funds. On September 26, 2000, Charles Elsener, Sr. purchased 37,000 shares of Common Stock in an open market block trade transaction for an aggregate purchase price of $201,187.50 paid in cash from Charles Elsener, Sr.'s personal funds.



     In October 2000, Charles Elsener, Sr. purchased: (i) 20,000 shares of Common Stock in an open market block trade transaction on October 10, 2000 for an aggregate purchase price of $115,000, paid in cash from Charles Elsener, Sr.'s personal funds, (ii) 27,500 shares of Common Stock in an open market block trade transaction on October 10, 2000 for an aggregate purchase price of $160,875, paid in cash from Charles Elsener, Sr.'s personal funds, and (iii) 14,000 shares of Common Stock in an open market block trade transaction on October 24, 2000 for an aggregate purchase price of $81,900, paid in cash from Charles Elsener, Sr.'s personal funds.

II.  BACKGROUND OF THE OFFER



     Due to the commercial relationships between Victorinox and Purchaser as described in Section I -- "Background of Victorinox's Investment in the Company" and Section III -- "Reasons for the Offer and Merger and Effect," officers and directors of Victorinox (specifically, Charles Elsener, Sr., its Chairman and Chief Executive Officer, and Charles Elsener, Jr., its President) and officers and directors of the Company confer on a variety of business issues on a daily basis. In early January 2000, Peter Gilson, then the Chairman of the Board of the Company and now also its Chief Executive Officer, initiated a general discussion with Charles Elsener, Sr. and Charles Elsener, Jr. regarding the potential advantages, including cost savings, that could be realized if the Company were to "go private" through an acquisition by Victorinox. Charles Elsener, Sr. and Charles Elsener, Jr. indicated at that time that they were not interested in such a transaction. During routine business and product review meetings held in June 2000, in response to Mr. Gilson's query, Charles Elsener, Jr. reiterated the fact that Victorinox did not want to proceed with any privatization efforts. A year and a half later, in December 2001, Mr. Gilson, Charles Elsener, Sr. and Charles Elsener, Jr. discussed the possibility of a transaction that would result in Victorinox becoming the 100% owner of the Company. Among the reasons discussed for a transaction were the business relationship between Victorinox and the Company, the avoidance of the costs of SABI being a publicly traded reporting company and the increased financial stability that Victorinox could bring to the Company. During the course of these discussions, Charles Elsener, Sr. and Charles Elsener, Jr. restated their unwillingness to proceed with such a transaction.



     On January 31 and February 1, 2002, Charles Elsener, Jr. attended routine business and product review meetings with the Company at its headquarters in Connecticut. During these meetings, Charles Elsener, Jr. realized that the focus of the Company's management team was moving away from the pocketknife business and products not manufactured or sold by Victorinox. Because the Company is Victorinox's single largest customer, Charles Elsener, Jr. felt that this operational shift would have an adverse effect on Victorinox and its business. Charles Elsener, Jr. determined that the challenges to Victorinox's core business in the territories covered by the Company could best be addressed by a company and management team that could have a similar focus and avoid the distractions of public company reporting and other duties. It was at that time that Charles Elsener, Jr. consulted over the telephone with Charles Elsener, Sr. and determined that they should consider Victorinox's options with respect to the Company, including options that might result in a proposal being made to acquire all of the Common Stock not already owned by the Victorinox Group. After this conversation, Charles Elsener, Jr. indicated to Mr. Gilson that they were considering such options on behalf of Victorinox. Charles Elsener, Sr. and Charles Elsener, Jr. determined to consider such options due to their observations and conclusions reached as a result of Charles Elsener, Jr.'s meetings with the Company in early 2002. At a Board of Directors meeting held on February 7, 2002, Mr. Gilson informed the Board of his scheduled business meetings in Switzerland on February 11 and 12, 2002, Charles Elsener, Sr., Charles Elsener, Jr. and Mr. Gilson continued their discussions regarding the acquisition by Victorinox of all of the Common Stock not already owned by the Victorinox Group.



     During telephone conversations that took place on April 19, 22, and 26, 2002, counsel to Victorinox informed counsel retained by the Special Committee that Victorinox was interested in acquiring all the Common Stock not already owned by Victorinox at a price of $8.00 per share. Victorinox's counsel also indicated that Charles Elsener, Sr., Charles Elsener, Jr. and Victorinox were not interested in participating in alternative transactions such as selling its interest to a third party or the sale of any portion of the Company's business. After conferring with the Special Committee on April 30, 2002, counsel to the Special Committee advised counsel to Victorinox that the Special Committee considered $8.00 per share to be inadequate. Victorinox and the Special Committee, through their respective counsel, continued their discussions concerning the price for an acquisition proposal during late April and May 2002. In a telephone conversation held on May 24, 2002, counsel to Victorinox advised counsel to the Special Committee that Victorinox would be willing to consider making a proposal to acquire the Shares of the Company not owned by the Victorinox Group for $9.00 per share. In response to Special Committee inquiries as to whether Victorinox would consider further, direct discussions regarding this proposed price, counsel to Victorinox, informed Special Committee counsel that it was not prepared to pay more than $9.00 per share.

discussions and negotiations with the Special Committee, through its counsel, regarding the structure and other terms of any proposal that Victorinox might make to acquire the Common Stock not already owned by the Victorinox Group.



     On June 12, 2002, Victorinox sent a written proposal to the Special Committee to acquire all of the outstanding Shares not held by the Victorinox Group for a cash purchase price of $9.00 per Share in a tender offer by Purchaser, to be followed by a merger pursuant to which all Shares not tendered would be automatically converted into the right to receive $9.00 per Share (the "Proposal"). The Proposal was conditioned upon, among other things, the Board of Directors recommending to stockholders that they accept the tender offer and the number of shares tendered in the tender offer being a majority of the outstanding Shares not owned by the Victorinox Group.



     On June 12, 2002, Victorinox and the Company issued separate press releases describing the terms of the Proposal and made filings with the SEC with respect thereto. The Company's press release and SEC filing disclosed that the Proposal was being considered by the Board.



     On or about June 13, 2002, Victorinox learned of the filing in the Delaware Court of Chancery of two lawsuits relating to the Proposal (the "Initial Stockholder Suits") against the Company, certain of its directors and officers, and Victorinox. Each of the these Initial Stockholder Suits was filed by a stockholder of the Company on behalf of himself/herself and purportedly on behalf of all stockholders of the Company similarly situated and alleged that, among other things, the proposed $9.00 offer price contained in the Proposal was inadequate and that the named officers and directors had breached their fiduciary duties to such stockholders. On June 17, 2002, the Company issued a press release disclosing the Initial Stockholder Suits and stating the Company's belief that the suits do not state valid claims against the Company or any of its officers or directors. Victorinox subsequently learned of the filing against the Company, certain of its directors and officers, and Victorinox of two additional lawsuits relating to the Proposal (the "Additional Stockholder Suits"), one in the Delaware Court of Chancery and the other in Connecticut Superior Court. Both Additional Stockholder Suits have asserted claims similar to those made in the Initial Stockholder Suits and, like the Initial Stockholder Suits, were brought by stockholders seeking class action representation and certification on behalf of other stockholders. Purchaser and Victorinox do not believe that the Initial Stockholder Suits or Additional Stockholder Suits state valid claims against Victorinox or any of the other defendants named therein.



     On June 14, 2002, Needham & Company, Inc., the financial advisor to the Special Committee, issued its written opinion that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $9.00 per share was fair from a financial point of view to the stockholders of the Company other than the Victorinox Group. A copy of this fairness opinion is filed as an exhibit to the Schedule TO of which this Offer to Purchase forms a part and is reprinted in full at Annex A to the 14D-9 being furnished to stockholders herewith.



     During the week of June 14, 2002, respective counsel to Victorinox, the Company and the Special Committee discussed the conditions set forth in the Proposal. During these conversations, Victorinox's counsel informed the Company and Special Committee counsel that Victorinox was prepared to go forward with its Proposal based on a recommendation of the Special Committee, as opposed to the full Board of Directors, provided that the tender offer minimum condition be raised from a majority of the non-Victorinox Group stockholders to 90% of the outstanding Shares of the Company. This was accepted by the Special Committee, and on June 21, 2002, the Special Committee advised the Board that it was prepared to recommend to the Company's stockholders that they tender their shares pursuant to the proposed tender offer subject to the Special Committee's receipt and approval of the Offer to Purchase and related materials, including the terms and conditions of the Offer.



     From June 21, 2002 through July 19, 2002, counsel to Victorinox and counsel to the Company prepared the SEC filings to be made in connection with the Offer. On July 19, 2002, the Special Committee was furnished with the Offer to Purchase in substantially final form, which contained the terms and conditions of the Offer, and drafts of related SEC filings to be made by the Company, also in substantially final form. On July 21, 2002, after reviewing the draft filings, including the terms and conditions to the Offer, and determining that the terms and conditions of the Offer were acceptable. The Special Committee then authorized its representatives to finalize its recommendation for inclusion in the Schedule 14D-9 to be filed by the Company in connection with the Offer. Between June 21, 2002 and July 21, 2002, the Special Committee did not request that any changes be made to the Offer.



IV. POSITION OF VICTORINOX, PURCHASER, CHARLES ELSENER, SR., CHARLES ELSENER, JR. AND EDUARD ELSENER REGARDING FAIRNESS OF THE OFFER AND THE MERGER



     Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener believe that the Offer and the Merger are fair (both in terms of price and structure) to the stockholders of the Company (excluding the Victorinox Group). Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener base their belief on the factors described below.



     - After a thorough review with its independent financial and legal advisors, the Special Committee, comprised of two non-employee directors of the Company unanimously determined that the Offer is advisable, fair to and in the best interests of the stockholders of the Company (other than the Victorinox Group) and recommended to the Company's stockholders to accept the offer and tender their shares in the Offer.



     - On June 14, 2002, the Special Committee received a written opinion from Needham that, as of that date and based upon and subject to the various assumptions and limitations set forth in the opinion, the $9.00 per Share cash consideration to be received by the stockholders of the Company (other than the Victorinox Group) in the Offer was fair to the stockholders of the Company (other than the Victorinox Group) from a financial point of view.



     - During a period of time of approximately two and one half months, the consideration per Share was negotiated at arm's-length with the Special Committee, which, with the assistance of legal advisors, acted independently on behalf of the stockholders unaffiliated with the Victorinox Group, resulting in the final purchase price of $9.00 per Share.



     - Over the course of the past few years, the Company's sales of Victorinox(R) original Swiss Army(TM) knives has declined, largely due to the increased importation into the United States of relatively inexpensive pocketknives and similar devices produced in China. According to figures published by the U.S. Customs Service, during 1985, domestic imports of pocketknives and related products from Switzerland was 3,533,000 units compared to 736,000 from China. By 2001, imports for these products from Switzerland had increased by 38.5% to 4,894,000 units while imports from China increased by over 6,400% to 48,089,000 units. Imports from China now exceed those from Switzerland by a factor of almost 10.



     - As a consequence of these declining sales, the Company has not been able to meet required minimum purchases of pocketknives from Victorinox for any of the last five years. The minimum purchase requirement equals 85% of the maximum amount of pocketknives purchased by the Company from Victorinox in any prior year. Victorinox has the right to terminate the U.S. Distribution Agreement if the minimum purchase requirement in any year has not been met. However, in each of the past five years, Victorinox and the Company have agreed to an amount of pocketknives to be purchased by the Company in lieu of the minimum purchase requirement.



     - The recent terror attacks of September 11, 2001 and events that followed have had a continuing negative impact on Company revenues and profits. Victorinox believes that the general popular climate shaped by these events may have created in the public's mind a negative feeling about pocketknives, especially ones associated with the word "army".



     - The majority of the Company's products are imported from Switzerland and are paid for in Swiss francs. The Company enters into foreign currency contracts and options to hedge the exposure associated with foreign currency fluctuations. Despite such hedging activity, increases in the value of the Swiss franc versus the U.S. dollar will increase the cost of these products to the Company, which may result in reductions in the Company's gross margins.

     - The transaction is procedurally fair to the stockholders of the Company because given the Victorinox Group's current holdings, satisfaction of the Minimum Condition will require that approximately 69% of the Shares held by persons unaffiliated with the Victorinox Group validly tender and do not withdraw their Shares before Purchaser may accept the Offer. Each Company stockholder will be able to decide voluntarily whether or not to tender such stockholder's Shares in the Offer, and if such stockholder elects not to tender, he or she will receive exactly the same type and amount of consideration in the Merger that is expected to follow completion of the Offer.



     - Stockholders who do not tender their Shares in the Offer will be entitled, upon consummation of the Merger following completion of the Offer, to exercise Delaware statutory appraisal rights in the Merger, allowing them to have the fair value of their Shares determined by the Delaware Chancery Court and paid to them in cash.



     - The Shares have historically traded at low volumes resulting in limited liquidity in the Shares, and the Offer and the Merger provide the stockholders with the opportunity to liquidate their holdings in the Company.



     - The consideration of $9.00 per Share to be paid in the Offer and the Merger represents a premium of 41.7% when compared to $6.35, the reported closing price per Share for the day immediately prior to Victorinox's June 12, 2002 announcement of its $9.00 proposal, a premium of approximately 42.2% above the average of the closing price of Shares over the 30 trading days immediately prior to that date, and a premium of approximately 36.8% above the average closing price of $6.58 over the 52-week period immediately prior to that date.



     - The consideration is to be paid to stockholders of the Company entirely in cash.



     The foregoing discussion of the information and factors considered and given weight by Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener is not intended to be exhaustive but does include all the material factors considered by Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener. Victorinox, Purchaser's, Charles Elsener, Sr.'s, Charles Elsener, Jr.'s and Eduard Elsener's views as to the fairness of the Offer to stockholders of the Company should not be construed as a recommendation to stockholders as to whether they should tender their Shares in the Offer. The Special Committee, comprised of two of the non-employee directors of the Company, retained Needham as its unaffiliated financial representative to prepare an opinion and a report concerning the fairness of the transaction. The opinion and the report are Exhibits (c)(1) and (c)(2), respectively, to the Schedule TO filed in connection with this Offer. The Special Committee retained Lynch, Brewer, Hoffmann & Fink LLP as its unaffiliated legal representative to negotiate the terms of the Offer. While the Board did not make a formal recommendation of the Offer because the Board felt that, due to the appearance of certain conflicts and interrelationships with Victorinox, certain members of the Board could appear to have a conflict of interest in connection with the Proposal, all of the members of the Board have indicated their intent to tender their Shares in the transaction.



     Although the foregoing discussion summarizes all the material factors considered by Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener with respect to the fairness of the Offer, the discussion is not an exhaustive list of all information and factors considered. With respect to their determination of the fairness of the Offer to unaffiliated stockholders of the Company, Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener considered a number of factors which can generally be important in similar transactions -- including the liquidation value of the Company, its net book value, and other recent firm offers for the Shares -- to be irrelevant for their purposes. Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener generally considered the liquidation value of the Company to be irrelevant because of their belief that there would be substantial value in the Company continuing as a going concern, which value would be eliminated in the event of liquidation. Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener believe that an analysis of book value is not a meaningful figure given the nature of the Company's assets and business. Purchaser, Victorinox, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener are unaware of any recent firm offers for the Shares and Victorinox did not wish to sell its share. Neither Purchaser, Victorinox, Charles Elsener, Sr.,

Charles Elsener, Jr. nor Eduard Elsener engaged the services of a financial advisor in proposing the Offer and instead relied primarily on the arms' length negotiations with the Company in settling on an offer which each believes to be fair. Based on that negotiation process, Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener concluded that, on balance, the potential benefits of the Offer to the stockholders of the Company outweighed the risks associated therewith. Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr. and Eduard Elsener did not find it practicable to, and did not, quantify or otherwise assign relative weight to, the specific positive or negative factors considered in reaching their determination. Instead, they conducted an overall analysis of the factors described above.



2. Item 12 is further amended and supplemented to file Exhibit (a)(5)(E) and to refile Exhibit (c)(2).



(a)(5)(E) Press Release issued by Victorinox on August 20, 2002 announcing the extension of the Offer. (Filed herewith)
(c)(2)     Project Alps Materials for Discussion presented by Needham &
           Company, Inc. to the Special Committee of the Board of Directors of the Company on June 11, 2002, incorporated by reference to Exhibit (c)(2) of Amendment No. 2 to the Company's Schedule 13E-3.+


---------------
+ Portions of this exhibit have been omitted pursuant to a request for confidence treatment and have been filed separately with the SEC.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.



     ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON



             Item 3(a) is amended and supplemented as follows:



             (a) Name and Address



             This Schedule TO is filed by Victorinox, Purchaser, Charles Elsener, Sr., Charles Elsener, Jr., and Eduard Elsener (the "Filing Persons"). The name, business address and business telephone number of each of the Filing Persons is: Schmiedgasse 57, CH-6438, Ibach-Schwyz, Switzerland, 41 41 81 81 211.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 20, 2002


                                          SABI ACQUISITION CORP.

                                          By: /s/ CHARLES ELSENER, JR.
                                            ------------------------------------
                                            Name: Charles Elsener, Jr.
                                            Title: President

                                          VICTORINOX AG

                                          By: /s/ CHARLES ELSENER, JR.
                                            ------------------------------------
                                            Name: Charles Elsener, Jr.
                                            Title: President


                                              /s/ CHARLES ELSENER, SR.

                                            ------------------------------------
                                                   Charles Elsener, Sr.


                                              /s/ CHARLES ELSENER, JR.

                                            ------------------------------------

                                                   Charles Elsener, Jr.



                                              /s/ EDUARD ELSENER

                                            ------------------------------------

                                                   Eduard Elsener

                                 EXHIBIT INDEX


EXHIBIT NO.                           EXHIBIT NAME
-----------                           ------------
(a)(1)(A)     Offer to Purchase, dated July 23, 2002. (Filed herewith)
(a)(5)(E)     Press Release issued by Victorinox on August 20, 2002
              announcing the extension of the Offer. (Filed herewith)
(c)(2)        Projects Alps Materials for Discussion presented by Needham
              & Company, Inc. to the Special Committee of the Board of
              Directors of the Company on June 11, 2002, incorporated by reference to Exhibit (c)(2) of Schedule 13E-3 filed by the
              Company with the SEC on July 23, 2002.+


---------------

+ Portions of this exhibit have been omitted pursuant to a request for confidence treatment and have been filed separately with the SEC.